FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2005

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X       Form 40-F
                                    ---               ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No X
                                     ---    ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

                  Set forth herein as Exhibit 1 is a copy of Announcement No. 8
- 2005 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on August 29, 2005.

Exhibit 1
---------


Financial calendar     TORM financial calendar 2006

                       TORM expects to issue financial statements and convene its annual general meeting on the following dates in 2006:


                       8 March 2006             2005 Annual Report
                       19 April 2006            Annual General Meeting
                       9 May 2006               First quarter 2006 results
                       9 August 2006            First half 2006 results
                       8 November 2006          Nine months 2006 results



Contact                A/S Dampskibsselskabet TORM     Telephone +45 39 17 92 00
                       Tuborg Havnevej 18              Klaus Kjaerulff, CEO
                       DK-2900 Hellerup - Denmark      Klaus Nyborg, CFO

                                   SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
    registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: August 29, 2005
                                             By: /s/ Klaus Nyborg
                                             --------------------------
                                             Klaus Nyborg
                                             Chief Financial Officer








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